SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Host Marriott Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    44107P104
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York  10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  May 14, 2002
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Stichting Pensioenfonds ABP

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2      Check the Appropriate Box if a Member of a Group
                  (a)     |_|
                  (b)     |_|
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3      SEC Use Only
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4      Source of Funds (See Instructions)         OO
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5      Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e). |_|
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6      Citizenship or Place of Organization       The Kingdom of the Netherlands
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                            7      Sole Voting Power

                                   13,411,500 shares of Common Stock
       NUMBER OF            ----------------------------------------------------
        SHARES              8      Shared Voting Power

     BENEFICIALLY                  0
       OWNED BY             ----------------------------------------------------
         EACH               9      Sole Dispositive Power

      REPORTING                    13,411,500 shares of Common Stock
        PERSON              ----------------------------------------------------
         WITH               10     Shared Dispositive Power

                                   0
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11     Aggregate Amount Beneficially Owned by Each Reporting Person
       13,411,500
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12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)  |_|

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13     Percent of Class Represented by Amount in Row (11)   5.07%

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14     Type of Reporting Person (See Instructions)          EP

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Item 1.   Security and Issuer

               The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Host Marriott Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10400 Fernwood Road, Bethesda, MD 20817.

Item 2.   Identity and Background

               The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

                                  PRINCIPAL                                               BUSINESS
        NAME                      OCCUPATION                   CITIZENSHIP                ADDRESS
        ----                      ----------                   -----------                -------
L.C. Brinkman                  Independent Chairman of      The Netherlands             Oude Lindestraat
                               the Governing Board                                      70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.R. Riezencamp                First Vice Chairman of the   The Netherlands             Oude Lindestraat
                               Governing Board                                          70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
H.J. Alberson                  Secretary of the Governing   The Netherlands             Oude Lindestraat
                               Board                                                    70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.W.E. Neervens                Chairman of the Board of     The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.M.G. Frijns                  Member of the Board of       The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.F. Maassen                   Member of the Board of       The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.H.R. van de Poel             Member of the Board of       The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands

                                  PRINCIPAL                                               BUSINESS
        NAME                      OCCUPATION                   CITIZENSHIP                ADDRESS
        ----                      ----------                   -----------                -------
J.M.G. Frijns                  Chief Investment Officer/    The Netherlands             Oude Lindestraat
                               Managing Director                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
A.H. Berendsen                 Managing Director            The Netherlands             Oude Lindestraat
                                                                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J. Mensonides                  Managing Director            The Netherlands             Oude Lindestraat
                                                                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J. Straatman                   Managing Director            The Netherlands             Oude Lindestraat
                                                                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands

               To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

               The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

               The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

               Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

               (a) The Fund is the sole beneficial owner of 13,411,500 shares of Common Stock representing 5.07% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer as of May 1, 2002 in its Quarterly Report on Form 10-Q for the quarterly period ended March 22, 2002.

               (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 13,411,500 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

               (c) On March 14, 2002 the Fund purchased 10,000 shares of Common Stock at a price of $11.62. On March 15, 200 the Fund purchased 225,000 shares of Common Stock at a price of $11.88. On March 19, 2002 the Fund purchased 500,000 shares of Common Stock at a price of $11.90. On March 22, 2002 the
Fund purchased 90,400 shares of Common Stock at a price of $11.95.  On March
25, 2002 the Fund purchased 120,900 shares of Common Stock at a price of $11.87. On March 27, 2002 the Fund purchased 281,400 shares of Common Stock at price of $11.95. On March 28, 2002 the Fund purchased 140,800 shares of Common Stock at a price of $11.93. On April 1, 2002 the Fund purchased 500,000 shares of Common Stock at a price of $11.81. On April 2, 2002 the Fund purchased 247,900 shares of Common Stock at a price of $11.90. On April 3, 2002 the Fund purchased 450,000 shares of Common Stock at a price of $11.78. On April 5, 2002 the Fund purchased 505,200 shares of Common Stock at a price of $11.71. On April 8, 2002 the Fund purchased 524,700 shares of Common Stock at a price of $11.70. On April 9, 2002 the Fund purchased 500,000 shares of Common Stock at a price of $11.85. On April 10, 2002 the Fund purchased 750,000 shares of Common Stock at a price of $11.95. On April 11, 2002 the Fund purchased
300,000 shares of Common Stock at a price of $11.97.  On April 11, 2002 the
Fund purchased 350,000 shares of Common Stock at a price of $11.97. On April 12, 2002 the Fund purchased 650,000 shares of Common Stock at a price of $11.95. On April 16, 2002 the Fund purchased 250,000 shares of Common Stock at a price of $11.83. On April 22, 2002 the Fund purchased 200,000 shares of Common Stock at a price of $11.62. On April 23, 2002 the Fund purchased 35,000 shares of Common Stock at a price of $11.60. On April 23, 2002 the Fund purchased 500,000 shares of Common Stock at a price of $11.75. On April 24, 2002 the Fund purchased 215,000 shares of Common Stock at a price of $11.82.
On April 25, 2002 the Fund purchased 382,200 shares of Common Stock at a price of $11.89. On April 26, 2002 the Fund purchased 14,500 shares of Common Stock at a price of $11.90. On April 29, 2002 the Fund purchased 103,300 shares of Common Stock at a price of $11.88. On April 29, 2002 the Fund purchased 450,000 shares of Common Stock at a price of $11.80. On April 30, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $11.89. On May 1, 2002 the Fund purchased
190,000 shares of Common Stock at a price of $12.00. On May 1, 2002 the Fund purchased 600,000 shares of Common Stock at a price of $12.00. On May 2, 2002 the Fund purchased 11,000 shares of Common Stock at a price of $11.79. On May 7, 2002 the Fund purchased 314,500 shares of Common Stock at a price of $11.69. On May 8, 2002 the Fund purchased 539,000 shares of Common Stock at a price of $11.67. On May 9, 2002 the Fund purchased 35,500 shares of Common Stock at a price of $11.48. On May 14, 2002 the Fund purchased 221,500 shares of Common Stock at a price of $11.38.

               Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

               (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

               Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

               Not applicable.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2002

                                            STICHTING PENSIOENFONDS ABP


                                            By:   /s/ J.M.G. Frijns
                                                --------------------------------
                                                J.M.G. Frijns
                                                Authorized Signatory



                                            By:   /s/ R.H. Maatman
                                                --------------------------------
                                                R.H. Maatman
                                                Authorized Signatory